EXHIBIT 20

                        [HECLA MINING COMPANY LETTERHEAD]

                                   NEWS RELEASE

                              FOR IMMEDIATE RELEASE
                                   May 10, 1996

                      HECLA SHAREHOLDERS ELECT NEW DIRECTOR,
                BOARD APPROVES RIGHTS PLAN AND PREFERRED DIVIDEND

                   COEUR D'ALENE, IDAHO -- At today's annual meeting held at corporate headquarters in Coeur d'Alene, Idaho, Hecla Mining Company (HL & HL-PrB:NYSE) shareholders elected Thomas
         J. O'Neil to Hecla's board of directors. O'Neil is executive vice president of operations for Cleveland-Cliffs Incorporated, a major iron ore mining company. He is also the former head of the Department of Mining and Geological Engineering at the Uni-versity of Arizona, and holds a Ph.D. in mining engineering. Shareholders also reelected Leland O. Erdahl to the board. Erdahl first became a Hecla director in 1984.
                   At its regular meeting today, Hecla's board of direc-tors declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Hecla common stock. The dividend distribution will be made on May 20, 1996, to shareholders of record on that date. These new Preferred Share Purchase Rights, which will expire on May 19, 2006, trade together with Hecla's common stock and replace existing rights that will expire on May 19, 1996.
                   Arthur Brown said, "The Rights are designed to assure that all of Hecla's shareholders receive fair and equal treat-ment in the event of any proposed takeover of the company. These Rights will guard against any abusive tactics by someone to gain control of Hecla without paying all shareholders a con-trol premium."
                   The Rights will be exercisable only if a person or group acquires 15% or more of Hecla's common stock or announces a tender offer which would result in ownership of 15% or more of the common stock. The Rights are not exercisable at this time, and shareholders will not receive certificates for the Rights until they become exercisable. The Rights distribution is not taxable to shareholders. Shareholders holding common stock will receive a notice by mail containing further informa-tion concerning the Rights.

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         HECLA SHAREHOLDERS ELECT DIRECTOR, BOARD APPROVES       PAGE 2
         RIGHT PLAN AND PREFERRED DIVIDEND

                   The board also announced the appointment of George R. Johnson to the position of Vice President - Metal Mining. Johnson was previously Manager - Metal Mines, U.S. Operations. He first joined Hecla in 1983 and holds a degree in mining engineering from the University of Washington. Additionally, the directors named John P. Stilwell as Chief Financial Officer. Stilwell is currently Vice President - Finance and Treasurer. He joined Hecla in 1985 and has a MBA in finance and accounting and is also a certified public accountant.
                   In other business, the board of directors approved a $2 million dividend payment to preferred shareholders of record on June 12, 1996, payable on July 1, 1996.
                   Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver produc-ers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.

                                       -HL-




         Contact:  Vicki Veltkamp, manager - corporate communications,
                                   208-769-4144

              Hecla's Home Page can be accessed on the Internet at:
                           http://www.hecla-mining.com
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